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May 1, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Amanda Ravitz

Re:                            Edwards Group Limited
Registration Statement on Form F-1 (File No. 333-180262)
Filed on March 21, 2012

Dear Ms. Ravitz:

This letter sets forth the response of Edwards Group Limited (the “Company”) to the comment of the Staff of the Securities and Exchange Commission (the “Staff”) conveyed telephonically on April 27, 2012 regarding the above-referenced Registration Statement on Form F-1 (File No. 333-180262) (the “Registration Statement”) of the Company. The Company transmits herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement. We are sending to the Staff under separate cover courtesy copies of Amendment No. 3, which has been marked to reflect changes made since the Registration Statement was filed on April 25, 2012.

Set forth below in bold is the Staff’s comment. Immediately following the Staff’s comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes to Amendment No. 3 made in response to the Staff’s comment.

Recent Developments, page 6

We note that you have provided estimated adjusted EBITDA and adjusted net income amounts for the three months ended March 31, 2012 in the Recent Developments section of the Prospectus Summary.  Please tell us what you relied upon in determining that it was appropriate to include non-GAAP financial metrics if you are unable to comply with the reconciliation requirements in Item 10 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 7 to provide certain supplemental forward-looking data to facilitate a reconciliation of adjusted EBITDA and adjusted net income to the most comparable IFRS GAAP items.

We would very much appreciate receiving the Staff’s comments, if any, with respect to Amendment No. 3 as promptly as applicable. If it would expedite the review of the information provided herewith, please do not hesitate to contact me at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch

cc:             Matthew Taylor
Edwards Group Limited

Alan F. Denenberg
Davis Polk & Wardwell LLP